UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

16951C108**

(CUSIP Number)

Chuanwei Zhang

Chief Executive Officer

China Ming Yang Wind Power Group Limited

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Copy to:

Kathryn King Sudol, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

+852-2514-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mr. Chuanwei Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Windy Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.  16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ms. Ling Wu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saint Christopher and Nevis
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  16951C108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rich Wind Energy Three Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

Introductory Statement

This Amendment No. 4 to Schedule 13D (the “Amendment”) is filed jointly by Mr. Chuanwei Zhang (“Mr. Zhang”), First Windy Investment Corp. (“First Windy”), Ms. Ling Wu (“Ms. Wu”) and Rich Wind Energy Three Corp. (“Rich Wind”, and together with Mr. Zhang, First Windy and Ms. Wu, the “Reporting Persons”) and hereby amends and supplements the Schedule 13D initially filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on August 16, 2012, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons with the SEC on June 19, 2015, Amendment No. 2 filed by the Reporting Persons with the SEC on November 2, 2015, and Amendment No. 3 filed by the Reporting Persons with the SEC on February 2, 2016, respectively (as so amended, the “Original Schedule 13D”, and as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of China Ming Yang Wind Power Group Limited, a Cayman Islands company (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. Information reported in the Original Schedule 13D with respect to the Reporting Persons remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On June 22, 2016, the Reporting Persons, together with the Rollover Shareholders, entered into an amended and restated Rollover Agreement with Parent (the “Amended Rollover Agreement”), pursuant to which the Rollover Shareholders agreed to convert, for nil consideration, 71,250,555 Ordinary Shares beneficially owned by them, including Ordinary Shares represented by ADSs, into newly issued ordinary shares of the Surviving Company at the effective time of the Merger. The description of the Amended Rollover Agreement contained herein is qualified in its entirety by reference to Exhibit L, which Exhibit is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On June 6, 2016, an extraordinary general meeting of the shareholders of the Issuer was held at 9:00 a.m. (Hong Kong time) at Mingyang Industry Park, 22 Torch Road, Torch Development Zone, Zhongshan, Guangdong, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and authorized each of the members of the special committee of the board of directors of the Company, the chief executive officer of the Company and the chief financial officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On June 22, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of June 22, 2016, pursuant to which the Merger became effective on June 22, 2016. As a result of the Merger, the Company will continue its operations as a subsidiary of Parent.

On June 22, 2016, the members of the Consortium entered into an amended and restated consortium agreement (the “Amended Consortium Agreement”) relating to the Proposed Transaction to reflect, among other things, the change in the number of rollover shares and the consequential changes to the capitalization of the Surviving Company. The description of the Amended Consortium Agreement contained herein is qualified in its entirety by reference to Exhibit M, which Exhibit is incorporated herein by reference.

At the Effective Time, each option to purchase Shares (the “Company Option”) under the Share Incentive Plan that is then vested, outstanding and unexercised was cancelled and the former holder thereof shall have the right to receive as soon as practicable following the Effective Time an amount in cash equal to the excess of US$2.51 over the applicable per share exercise price of such Company Option multiplied by the number of Shares underlying such Company Option, without interest and net of any applicable withholding taxes. If consented to by the holder of such unvested Company Option, each Company Option under the Share Incentive Plan that was unvested and outstanding immediately prior to the Effective Time was cancelled without any payment therefor with such cancellation effective as of the Effective Time. In consideration for the cancellation of the unvested Company Options, each former holder has the opportunity to purchase (the “Purchase Opportunity”), as soon as is practicable following the Effective Time, that number of the Surviving Company’s ordinary shares that is equal to the aggregate spread value of his or her cancelled unvested Company Options immediately prior to the Merger by paying US$0.001 per ordinary share of the Surviving Company (which amount represents the par value of an ordinary share of the Surviving Company). The “spread value” of an unvested Company Option will be calculated as US$2.51 minus the per share exercise price of the unvested Company Option multiplied by the number of the Company’s Shares that were subject to the unvested Company Option immediately prior to the Effective Time. If a holder of an unvested Company Option did not consent to the treatment described above, such holder’s Company Options were treated as vested Company Options.

Following the completion of the Merger, the Issuer will cease to have ADSs listed on any securities exchange or quotation system, including the NYSE after the filing of Form 25. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such other period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares.

Item 5. Interest in Securities of the Issuer

Section (c) of Item 5 is hereby amended and supplemented as follows:

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c) To the best knowledge of the Reporting Persons, except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60-day period prior to the filing of this Amendment No. 3.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit L – Amended and Restated Consortium Agreement by and among the Reporting Persons and the Sponsors, dated June 22, 2016

Exhibit M – Amended and Restated Rollover Agreement by and among the Parent and the Rollover Shareholders, dated June 22, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2016

Chuanwei Zhang

/s/ Chuanwei Zhang
Chuanwei Zhang

First Windy Investment Corp.

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Sole Director

Ling Wu

/s/ Ling Wu
Ling Wu

Rich Wind Energy Three Corp.

By:	/s/ Ling Wu
	Name:	Ling Wu
	Title:	Sole Director